EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 2, 2002 and for the two quarters ended May 25, 2002 and May 26, 2001.

	May 25, 2002 (16 weeks)	May 26, 2001 (16 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)	January 2, 1999 (53 weeks)	December 27, 1997 (52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense (credit), and extraordinary loss	$610	$498	$1,711	$1,508	$1,102	$889	$954
Fixed charges	306	324	1,030	1,058	1,010	1,038	679
Capitalized interest	(2)	(3)	(9)	(7)	(5)	(9)	(10)

	$914	$819	$2,732	$2,559	$2,107	$1,918	$1,623

Fixed charges:
Interest	$191	$209	$659	$683	$644	$654	$397
Portion of rental Payments deemed to be interest	116	115	371	375	366	384	282

	$307	$324	$1,030	$1,058	$1,010	$1,038	$679

Ratio of earnings to fixed charges	3.0	2.5	2.7	2.4	2.1	1.8	2.4